Exhibit 99.1

1 CollPlant Hosts LightSolver Investor Webinar 17 September 2026

Forward Looking Statements 2 This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. CollPlant intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "anticipate," "believe," "expect," "intend," "may," "plan," "project," "seek," "should," "will," "estimate," "potential," and similar expressions or their negative forms. These statements include, among others, statements regarding the acquisition of LightSolver, the anticipated benefits and growth opportunities resulting from the transaction, LightSolver's technology and its development and commercialization, potential market opportunities and adoption, technological and commercial milestones, strategic collaborations, and the future business, operations, plans and prospects of CollPlant, LightSolver and the combined business. Forward-looking statements are based on management's current expectations, estimates, assumptions and assessments and are not guarantees of future performance. Actual results may differ materially from those expressed or implied by such statements as a result of various risks and uncertainties, including, among others, the ability to realize the anticipated benefits of the transaction; integration risks; LightSolver's ability to achieve technological and commercial milestones; the development, commercialization and market adoption of LightSolver's technology; competition and technological developments; intellectual property risks; the ability to establish and expand strategic and commercial relationships; the availability of capital; CollPlant's ability to maintain compliance with Nasdaq listing requirements; and general market, industry, economic and geopolitical conditions. Additional risks and uncertainties that could cause actual results to differ materially are described in CollPlant's filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this presentation. CollPlant undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by applicable law.

# Why LightSolver: A Large HPC Opportunity, Proven Technology and a Path to Scale

~$89B
Projected HPC market by 2034

BOEING

Real-world Customer Validation

## Applications across major industries

Aerospace & Defense . Engineering . Energy . Financial Services . National Labs

**CollPlant provides the public-company platform and resources to support commercialization.**

CollPlant Biotechnologies

Transaction Structure Aligns Ownership with Execution 4 Existing biotech assets CollPlant continues to evaluate strategic alternatives for its existing biotech assets, with the objective of maximizing shareholder value. AT CLOSING Closing shares + pre-funded warrants $5M funding to LightSolver to support execution MILESTONE 1 | MILESTONE 2 | MILESTONE 3 Warrant tranches tied to specified technology and commercial milestones Strategic Alignment Significant potential future ownership is tied to LightSolver's execution and milestone achievement

Computing with Light Dr. Ruti Ben-Shlomi, Co-Founder and CEO

SILICON 6 QUANTUM LIGHT

7 Quantum Nuclear Space We Need More Compute. But We Can't Keep Paying the Energy Bill.

8 What If We Compute With Light? • Closed-loop all-optical compute core • We use interacting lasers • Analog Physical based computer

# LPU – Laser Processing Unit

## **Using the physics of light itself** as a new way to compute

Up to 1M variables / core
Massively parallel optical interaction

Few Nanoseconds per iteration
Super-fast optical dynamics

< 1 KW
Low power consumption


LightSolver

~200 TB/sec equivalent memory bandwidth
Persistent optical memory

Up to 10,000x faster than a GPU
Reduced data movement

Rack size
Room temperature

Performance figures reflect measured results and projections based on LightSolver's current systems, emulator, and scaling models. Actual performance may vary.

LightSolver

9

10 A computational problem is translated into laser parameters: For illustrative purposes only. AI model results are preliminary and subject to ongoing development and validation. Inside the LPU: Computing with the Physics of Interacting Lasers

11 Parameters are encoded on laser parameters SLM Mirror Camera For illustrative purposes only. AI model results are preliminary and subject to ongoing development and validation. Inside the LPU: Computing with the Physics of Interacting Lasers

12 The lasers settle into physical equilibrium, the "steady-state" SLM Mirror Camera For illustrative purposes only. AI model results are preliminary and subject to ongoing development and validation. Inside the LPU: Computing with the Physics of Interacting Lasers

13 Camera takes a "snapshot" of the laser values Laser values translated back to digital solution For illustrative purposes only. AI model results are preliminary and subject to ongoing development and validation. Inside the LPU: Computing with the Physics of Interacting Lasers

The Path from Proof to Product 14 •Vision: compute with light •Built core team and optical platform 2020 Founded 2022 Physics is Working •First optical computing demonstrations •Solved optimization problems using only light •Validated the core physics 2023-2025 Scaling the Optical Core •Increased number of variables •Stronger optical core with higher connectivity •Expanded optimization problem types (e.g., SAT, partitioning, portfolio optimization) 2026 New Class of Applications •Solved linear systems (Ax = b) •Solved partial differential equations (PDEs) •Addressing fundamental workloads in engineering and scientific simulation 2028 LPU Commercial Platform •Scaling into the LPU platform •Increasing computational capacity •Expanding to new workloads, including AI •Commercial availability (target 2028)

LightSolver Addresses Some of the World's Largest Compute Markets 15 Large-Scale Simulation *PDE-based Workloads 2034 SAM* $53B >60% of HPC 2034 HPC Market $89B (1) (1) Hyperion Research, 2024 Aerospace & Defense Engineering Software Automotive Oil & Gas Optimization Logistics & Supply Chain Energy & Infrastructure Financial Services AI / Physical A Modeling the Physical World Robotics & Autonomy Drug Discovery & Materials

# Technical Validation Is Converting into **Commercial Commitment**

## In Process

- European Supercomputing Center
- U.S. National Lab
- State-owned Defense Company
- U.S. Supercomputing Lab

## Benchmark / PoC

## Paid Pilot / NRE

- State Owned Defense Company → **200x faster decision making**
- Energy Services → **100x faster for Oil & Gas Subsurface Imaging**
- Top-10 Aerospace Company → **60x faster material design**
- Engineering Simulation Leader → **up to 50% more accurate mechanical modeling**
- Top-25 Defense Company → **10x faster image processing**
- *European Supercomputing Center → **up to 10,000x faster linear systems**
- Top-10 Global Bank → **10% more accurate modeling**

Performance results are based on emulation and projected LPU performance evaluated as part of POC studies and may differ from performance on future commercial systems.
*Results based on joint LightSolver-HLRS research published in the ACM Digital Library

LightSolver
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Boeing: From POC to a Multi-Year Engineering Program 17 Customer problem: Computationally intensive corrosion modeling Running on LPU platform Performance results are based on emulation and projected LPU performance evaluated as part of POC studies and may differ from performance on future commercial systems. Results: Up to 100x faster Why it Matters: lower fuel consumption Broader Impact: • Better material selection • Lower maintenance burden • Lighter structures lower emissions

# Customer Validation and Product Readiness Unlock Scale

| | H1 27 | H2 27 | H1 28 | H2 28 | 2029 | 2030 |
|---|---|---|---|---|---|---|
| Product Roadmap | | **LPU POC**<br>100K Variables | **LPU MVP**<br>100K Variables | **Standard LPU**<br>1M Variables | **Product-ready system**<br>Production scaling | **Enterprise LPU**<br>clustering; mass production |
| Customer Progress | Paid NREs;<br>technical PoCs with labs & industry | | | Simulation tools integration | HPC orchestration | Public cloud partnerships |

Roadmap reflects current targets and expectations. Timelines, specifications and commercial milestones are subject to change.

LightSolver
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# A Different Compute Paradigm **Designed for Real-World Deployment**

| Dimension | GPU | Quantum | Hybrid Photonic | LightSolver LPU |
|---|---|---|---|---|
| Compute architecture | Electronic massively parallel | Quantum + classical control | Optical + electronic | Closed all-optical loop |
| Target workloads | AI / parallel HPC | Simulation / optimization | AI / matrix operations | Simulation / optimization/ *AI |
| Operating environment | Room temperature | Specialized; often cryogenic | Room temperature | Room temperature |
| Maturity | Mature | Early- stage | Emerging | Pre-commercial; 2028 target |



Comparison reflects LightSolver's assessment based on publicly available information as of September 2026. Technology characteristics, target workloads and maturity vary by implementation and may evolve over time.
*AI capabilities are under development.

LightSolver 19

20 A Full-Stack Technology That Is Difficult to Replicate Proprietary architecture • System know-how • Application expertise Proprietary All-optical architecture Closed-loop computation with interacting lasers Optical System & control know-how Precision control and orchestration Software & algorithms Compiler, PDE and optimization libraries Application & integration know-how Mapping real-world problems onto the LPU Proprietary IP includes patent-pending technologies, software, algorithms, trade secrets and accumulated know-how.

# **Deep Scientific Leadership.** Broader Management Platform.



### Dr. Ruti Ben Shlomi
Co-Founder & CEO

PhD in Physics,
Weizmann
Institute of Science,
Intel



### Eran Rotem
Deputy CEO & CFO

CollPlant CFO (Nasdaq),
Tefron, CFO (NYSE,TASE)
Healthcare Tech., CFO
(Nasdaq) & Gamida, E&Y



### Amir Oz
COO

GE Healthcare,
SanDisk



### Dr. Chene Tradonsky
Co-Founder & Chief Scientist

PhD in Physics,
Weizmann Institute of Science



### Bar Abelis
VP Legal

CollPlant (Nasdaq)
Goldfarb Gross Seligman

intel. Ignite

רשות החדשנות
Israel Innovation Authority

European Innovation Council

World Economic Forum

Gartner — Named a Sample Vendor in Photonic Computing

LightSolver CollPlant Pioneering Regenerative Medicine
21

The Investment Case:
# A New Computing Moving Toward Commercial Scale

**HPC Megatrend Exposure**
Next-generation computing that addresses silicon's power and thermal limits.

**Customer-Validated Tech**
Active, paid programs with Tier-1 aerospace and defense leaders, including Boeing.

**Massive Target Workloads**
Optimization and simulation bottlenecks across a ~$89B+ HPC market.

**Elite Execution & Leadership**
Weizmann physicists paired with seasoned Nasdaq executives.

**Significant Value-Creation Milestones Ahead**
Productization, customer conversion and commercial scale still lie ahead.

CollPlant Biotechnologies
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23 Investors@LightSolver.com